SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM

1	Translation of letter to the CNV and Buenos Aires Stock Exchange dated November 3, 2022

TRANSLATION

Buenos Aires, November 3, 2022

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Comisión Nacional de Valores

Re: YPF S.A. informs the acquisition of its own shares in the market

(articles 64 and related articles of the Capital Markets Law N°26.831)

for the granting of share compensation plans.

Dear Sirs,

We refer to our previous communications dated September 15, 2022, September 26, 2022, October 3, 2022, October 6, 2022, October 14, 2022, October 24, 2022, and October 31, 2022 on the subject of reference. In that sense, we hereby inform that during the period from October 31, 2022, to November 2, 2022, YPF S.A. (the “Company”) acquired:

(i)

A total of 358,998 of its ordinary Class D shares, with a nominal value of Ps.10 (ten Argentine pesos) per share and entitled to 1 (one) vote each, in the Buenos Aires Stock Exchange (“BASE”), at an average price of Ps.2,447.0523 per share, for a total amount of Ps. 878,486,871.25.

Below, we report the detail of the daily purchases of Class D shares, which comprise the aforementioned amount:

Date	Amount of Ordinary shares	Gross amount in Ps.	Average Price in Ps.
10/31/2022	110,000.00	259,580,000.00	2,359.8182
11/1/2022	140,000.00	349,848,291.15	2,498.9164
11/2/2022	108,998.00	269,058,580.10	2,468.4726

Total	358,998.00	878,486,871.25	2,447.0523

Finally, we hereby inform that i) the acquisitions made respected the daily limit for transactions in the market of up to 25% of the average daily trading volume of the stock, in the prior 90 business day period, jointly in the markets it is traded and ii) after the operations were carried out, acquiring from September 19, 2022 to November 2, 2022 a total of 1,888,798 of its ordinary shares at an average price of Ps. 2,243.4206 per share, for a total amount of Ps. 4,237,368,396.79, the Company has concluded the process of acquiring its own shares which was approved by the Board of Directors, as duly informed.

Yours faithfully,

Pablo Calderone

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 3, 2022	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer